UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 2, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Martek Biosciences Corporation

File No. 000-22354- CF#26176

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       Martek Biosciences Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 29, 2010.

       Based on representations by Martek Biosciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit 10.07   through December 29, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Sonia Gupta Barros
              Special Counsel